Exhibit 99.(a)(1)

August 26, 2019

Dear Stockholder:

As a valued stockholder of Industrial Property Trust Inc. (IPT or the Company), a real estate investment platform sponsored by an affiliate of Black Creek Group, we wanted to inform you that you will be receiving materials shortly (if you haven’t already received them) from Everest REIT Investors I, LLC (Everest) containing an unsolicited third-party tender offer to purchase up to an aggregate of 3,610,000 shares of outstanding Class T common stock (the Shares) of IPT at a price of $9.01 per Share (the Everest Offer). Everest and the Everest Offer are not in any way affiliated with IPT.

The Board of Directors believes that the Everest Offer is not in the best interests of IPT’s shareholders due to the Company’s entry into a definitive agreement to sell substantially all of IPT’s assets to an affiliate of Prologis, Inc. As announced on August 22, 2019, IPT entered into an Amended and Restated Agreement and Plan of Merger (the Merger Agreement) pursuant to which IPT will sell substantially all of its assets to subsidiaries of Prologis, Inc. in an all cash transaction (the Asset Sale). IPT currently estimates, based on the aggregate cash consideration expected to be paid in the Asset Sale, that stockholders will receive a special distribution of approximately $12.18 per share. This is a preliminary estimate and the aggregate cash consideration is based on the formula set forth in the Merger Agreement, which will be calculated at the closing of the Asset Sale. The Board of Directors has approved the Merger Agreement and the Asset Sale, and, subject to customary closing conditions (including approval of the Asset Sale by IPT’s stockholders), IPT expects the Asset Sale to close in the first quarter of 2020. The Everest Offer and the offer price of $9.01 per Share would result in your receipt of up to $3.17 less per Share than estimated the per Share special distribution you may receive in connection with the Asset Sale.  In addition to the special distribution, investors are expected to retain an ongoing interest in IPT’s remaining portfolio.

Given the $9.01 per Share offer price, we believe that the Everest Offer represents an attempt by Everest to purchase your Shares at a significant discount, resulting in a profit for Everest if you participate in the Everest Offer. Everest even acknowledges that its offer price was established based on Everest’s objectives and not based on what is in the best financial interest of you and the other Company stockholders. In addition, stockholders who tender their shares of Class T Common Stock will not receive any distributions paid after the offer expiration date of September 30, 2019. Any such distributions would be assigned to Everest. The Board of Directors of IPT recommends that you REJECT the Everest Offer and NOT tender your shares.

518 17th Street, 17th Floor, Denver, Colorado  80202

There is also no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its offer. The Everest Offer does not initially expire until September 30, 2019, and Everest may extend the period of time during which the Everest Offer is open and thereby delay acceptance of and payment for any Shares, subject to compliance with applicable securities laws.

Finally, the Board of Directors believes that the offer price of $9.01 per Share is significantly less than the current value of the Company. The Company’s estimated net asset value per share (“NAV”) is prepared on an annual basis. As reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company’s NAV as of November 30, 2018 was $12.33 per share of the Class T Common Stock (the “November 30, 2018 NAV”). The November 30, 2018 NAV was determined in accordance with the Company’s current valuation policies. The valuation conforms to the Institute for Portfolio Alternatives’ Practice Guideline for Valuations of Publicly Registered Non-Listed REITs. As with any valuation methodology, the methodologies used to determine the November 30, 2018 NAV were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. For more information on the November 30, 2018 NAV, see the Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2019.

In light of the reasons considered above, the Board of Directors believes that the Everest offer price is less than the current and potential value of the Shares and has unanimously determined that the Everest Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that IPT’s stockholders REJECT the Everest Offer and NOT tender their shares to Everest for purchase pursuant to the Everest Offer.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to Everest pursuant to the Everest Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

We appreciate your trust in IPT and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares.

Sincerely,

Evan Zucker

Chairman and Director

518 17th Street, 17th Floor, Denver, Colorado  80202

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements generally can be identified by use of statements that include words such as “intend,” “plan,” “may,” “should,” “could,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of IPT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, but are not limited to, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure of IPT to obtain the requisite vote of stockholders required to consummate the proposed Asset Sale or the failure to satisfy the other closing conditions to the Asset Sale or any of the other transactions contemplated by the Merger Agreement; (iii) risks related to disruption of management’s attention from IPT’s ongoing business operations due to the transaction; (iv) the effect of the announcement of the transaction on the ability of IPT to retain key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; (v) the ability of third parties to fulfill their obligations relating to the proposed transaction, including providing financing under current financial market conditions; (vi) the outcome of any legal proceedings that may be instituted against IPT and others related to the Merger Agreement; (vii) the risk that the Asset Sale, or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; (viii) the ability of IPT to implement its operating strategy; (ix) IPT’s ability to manage planned growth; (x) changes in economic cycles; and (xi) competition within the real estate industry.

In addition, these forward-looking statements reflect IPT’s views as of the date on which such statements were made. IPT anticipates that subsequent events and developments may cause its views to change. These forward-looking statements should not be relied upon as representing IPT’s views as of any date subsequent to the date hereof. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by IPT or any other person that the results or conditions described in such statements or the objectives and plans of IPT will be achieved. Additional factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in IPT’s SEC reports, including, but not limited to, the “Risk Factors” section of IPT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 6, 2019, as amended by IPT’s Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on April 10, 2019, the “Risk Factors” section of subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which factors are incorporated herein by reference. IPT expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrence.

518 17th Street, 17th Floor, Denver, Colorado  80202